The Pantry, Inc.
P.O. Box 8019
305 Gregson Drive
Cary, NC 27511
(919) 774-6700

VIA EDGAR SUBMISSION

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Pantry, Inc.

Registration Statement on Form S-4

Filed January 25, 2013

File No. 333-186199

Form 10-K for the Fiscal Year Ended September 27, 2012

Filed December 11, 2012

File No. 000-25813

Dear Ms. Ransom:

Set forth below is our response to your comment letter dated February 21, 2013 regarding the Registration Statement on Form S-4 (the “Registration Statement”) and the Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended September 27, 2012, each filed by The Pantry, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes the comments from your letter in bold with the Company’s responses set forth immediately below. We have repeated the paragraph numbers from your letter for your convenience.

Registration Statement on Form S-4

General

1.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3) under the Exchange Act of 1934.

Ms. Mara Ransom

March 15, 2013

COMPANY RESPONSE:

We respectfully confirm to the Staff that the offer will remain open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We further confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act of 1933, as amended (the “Securities Act”). The exchange offer is intended to expire at 5:00 p.m., New York City time, on the 21st business day from the date of commencement.

Cover page to filing

2.	We note that you state in the cover page to your filing dated January 25, 2013 that you have enclosed the Company’s letter enunciating its reliance on the position of the staff of the Securities and Exchange Commission (the “Commission”) in Exxon Capital Holdings Corporation (pub. avail. May 13, 1988) and Morgan Stanley & Co., Inc. (pub. avail. June 5, 1991), as interpreted in the Commission’s letter to Shearman & Sterling (pub. avail. July 2, 1993). Please file the aforementioned supplemental letter as it seems to have been omitted from your filing.

COMPANY RESPONSE:

Our letter (the “Exxon Representation Letter”) enunciating our reliance on the position of the Staff in Exxon Capital Holdings Corporation (pub. avail. May 13, 1988) and Morgan Stanley & Co., Inc. (pub. avail. June 5, 1991), as interpreted in the Commission’s letter to Shearman & Sterling (pub. avail. July 2, 1993) was inadvertently omitted in connection with the filing of the Registration Statement. We respectfully confirm to the Staff that in connection with the submission of this letter and Amendment No. 1 to the Registration Statement, we have filed the Exxon Representation Letter with the Commission.

Preliminary Prospectus

Forward Looking Statements, page ii

3.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Ms. Mara Ransom

March 15, 2013

COMPANY RESPONSE:

Based upon the Staff’s comment, we have revised our disclosure to state explicitly that the safe harbor protections provided by the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with the offer. Please see page iii of Amendment No. 1 to the Registration Statement.

The Exchange Offer, page 18

Procedures for Tendering, page 20

Determination of Validity, page 22

4.	We note the disclosure under this heading indicating that you will return any old notes not accepted for exchange “as soon as practicable” after expiration of the exchange offer and the disclosure in the first paragraph on page 23 indicating that non-exchanged old notes will be credited to an account maintained with DTC as “promptly as practicable” after the expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

COMPANY RESPONSE:

Based upon the Staff’s comment, we have revised our disclosure in the Registration Statement to indicate that we will exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please see Amendment No. 1 to the Registration Statement.

Acceptance of Old Notes for Exchange; Issuance of Exchange Notes, page 22

5.	Please revise here and throughout the document, as necessary, to state that you will issue the exchange notes or return the old notes promptly after expiration rather than after acceptance.

COMPANY RESPONSE:

Based upon the Staff’s comment, we have revised our disclosure in the Registration Statement to indicate that we will issue the exchange notes or return the old notes promptly after expiration rather than after acceptance. Please see Amendment No. 1 to the Registration Statement.

Ms. Mara Ransom

March 15, 2013

Conditions to the Exchange Offer, page 24

6.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

COMPANY RESPONSE:

Based upon the Staff’s comment, we have revised our disclosure in the Registration Statement to indicate that if a waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose the waiver/amendment by means of a prospectus supplement that we will distribute to the registered holders of the old notes, and we will extend the exchange offer period for any additional period required by applicable law. Please see page 23 of Amendment No. 1 to the Registration Statement.

7.	With reference to bulleted points three and eight on page 24, we note that the determination of whether certain conditions have occurred or are satisfied is based on your “judgment” and “sole judgment.” Please revise your disclosure to include objective standards for the determination of whether the aforementioned bulleted conditions have been satisfied.

COMPANY RESPONSE:

Based upon the Staff’s comment, we have revised our disclosure in the Registration Statement to indicate that a determination as to whether the conditions to the exchange offer have been satisfied is based upon our “reasonable” judgment. Please see pages 22 and 23 of Amendment No. 1 to the Registration Statement.

Part II – Information Not Required in Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules, page II-1

Exhibit 99.1 – Form of Letter of Transmittal

8.	Please delete the language in the letter of transmittal requiring the note holder to acknowledge that he/she has “reviewed” the letter of transmittal and the prospectus.

COMPANY RESPONSE:

Based upon the Staff’s comment, we have revised the letter of transmittal to delete the language requiring the note holder to acknowledge that he/she has “reviewed” the letter of transmittal and the prospectus. The revised letter of transmittal is filed as Exhibit 99.1 to Amendment No. 1 to the Registration Statement.

Ms. Mara Ransom

March 15, 2013

Annual Report on Form 10-K for the Fiscal Year Ended September 27, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 35

Sources of Liquidity, page 35

9.	To the extent your debt covenants limit, or are reasonably likely to limit, your ability to undertake financing to a material extent, please revise your disclosure in future filings to discuss these covenants and the consequences of the limitation on your financial condition and operating performance, including detail regarding (and, if appropriate, quantification of) the amount of cash flow from operations you are required to dedicate to the payment of principal and interest on indebtedness, and the extent to which your ability to incur indebtedness, make capital expenditures, enter into mergers, acquisitions, and joint ventures, pay dividends, change your line of business and other activities is limited. Please show us your proposed revised disclosure. For additional guidance, please refer to Section IV.C of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

COMPANY RESPONSE:

Based upon the Staff’s comment, the Company will expand our discussion of our credit facilities in future filings beginning with Form 10-Q for the fiscal quarter ended March 28, 2013. The credit agreement includes a number of financial and non-financial covenants. The Company monitors the debt covenants on a regular basis to ensure that events of default will not occur. As of December 27, 2012, the Company was in compliance with all debt covenants. Given their direct impact on our liquidity, we will specifically describe the applicable interest payment provisions and the mandatory payment and prepayment provisions. We also will describe the financial ratio covenants because they must be satisfied each quarter and any failure to satisfy them could directly impact our ability to borrow under the facility. Because the other covenants do not currently materially affect our operations or business plans, and given the complexity of describing incurrence tests and exceptions where applicable, we will provide more general disclosure with respect to the other covenants and evaluate their materiality on an ongoing basis.

Ms. Mara Ransom

March 15, 2013

The revised disclosure, based on factors as of September 27, 2012, would read substantially as follows:

In August 2012, we entered into a $480 million credit facility which replaced our existing facility. Our credit facility includes a $225.0 million senior secured revolving credit facility which expires in 2017 and a $255.0 million senior secured term loan which matures in 2019. The senior secured revolving credit facility is available for working capital and general corporate purposes, and a maximum of $160.0 million is available for issuance of letters of credit. The issuance of letters of credit will reduce the amount otherwise available for borrowing under the senior secured revolving credit facility. In addition, the credit facility provides for the ability to incur additional senior secured term loans and/or increases in the senior secured revolving credit facility in an aggregate principal amount of up to $200.0 million provided certain conditions are satisfied, and provided that the aggregate principal amount for all increases in the senior secured revolving credit facility cannot exceed $100.0 million.

The interest rate on borrowings under the senior secured revolving credit facility is dependent on our consolidated total leverage ratio and ranges between LIBOR plus 350 to 450 basis points. Our current interest rate under the revolving credit facility is LIBOR plus 425 basis points with an unused commitment fee of 50 basis points. The interest rate on the senior secured term loan is also dependent on our consolidated total leverage ratio and ranges between LIBOR plus 425 to 450 basis points, with a LIBOR floor of 125 basis points. Our current interest rate under the senior secured term loan is LIBOR (with a floor of 125 basis points) plus 450 basis points. Interest under the credit facility is paid on the last day of each LIBOR interest period, but no less than every three months.

Borrowings under our senior secured term loan are required to be paid in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount, with the remainder due on the maturity date. In addition, borrowings under our credit facility are required to be prepaid with: (a) 100% of the net cash proceeds of the issuance or incurrence of debt by the Company or any of its subsidiaries, subject to certain exceptions; (b) 100% of the net cash proceeds of all asset sales, insurance and condemnation recoveries and other asset dispositions by the Company or its subsidiaries, if any, subject to reinvestment provisions and certain other exceptions; and (c) to the extent the total leverage ratio is greater than 3.5 to 1.0 at the end of any fiscal year beginning with fiscal year 2013, the lesser of (i) 50% of excess cash flow during such fiscal year minus voluntary prepayments of our senior secured term loan or senior unsecured notes or (ii) the amount of prepayment necessary to lower the total leverage ratio to 3.5 to 1.0, after giving pro forma effect to such prepayment.

Our ability to access our credit facility is subject to our compliance with the terms and conditions of the credit agreement governing our credit facility, including financial and negative covenants.

Ms. Mara Ransom

March 15, 2013

The financial covenants under our credit facility currently include the following: (a) maximum ratio of debt (net of cash and cash equivalents in excess of $40 million) plus eight times rent expenses to EBITDAR (which represents EBITDA plus rental expenses for lease finance obligations); and (b) minimum interest coverage ratio greater than 2.0 to 1.0. The financial covenants apply to the Company and its subsidiaries, if any, on a consolidated basis.

The negative covenants under our credit facility include, without limitation, restrictions on the following: capital expenditures; indebtedness; liens and related matters; investments and joint ventures; contingent obligations; dividends and other restricted payments; fundamental changes, asset sales and acquisitions; sales and leasebacks; sale or discount of receivables; transactions with shareholders and affiliates; disposal of subsidiary capital stock and formation of new subsidiaries; conduct of business; certain amendments; senior debt status; fiscal year, state of organization and accounting practices; and management fees.

In August 2012, we also issued $250.0 million of 8.375% senior unsecured notes (“senior notes”) maturing in 2020. Interest on the notes is payable semiannually in February and August of each year until maturity.

If a change of control occurs under the indenture governing our senior notes, we must give holders of the senior notes an opportunity to sell their senior notes to us at a purchase price equal to 101% of the principal amount of the senior notes, plus accrued and unpaid interest, if any, to the purchase date, subject to certain conditions. In addition, if we make certain asset sales and do not reinvest the proceeds thereof or use such proceeds to repay certain debt, we will be required to use the proceeds of such asset sales to make an offer to purchase the senior notes at 100% of their principal amount, together with accrued and unpaid interest and additional interest, if any, to the date of purchase.

The negative covenants under the indenture governing our senior notes are similar to those under our credit facility and include, without limitation, the following: restricted payments; dividend and other payment restrictions affecting subsidiaries; incurrence of indebtedness and issuance of preferred stock; asset sales; transactions with affiliates; liens; corporate existence; and no layering of debt.

As of September 27, 2012, we were in compliance with all covenants under our credit facility and senior notes. Refer to Note 7, Debt, of the Notes to Consolidated Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K for further information about our credit facility.

Ms. Mara Ransom

March 15, 2013

Critical Accounting Policies and Estimates, page 40

Goodwill, page 41

10.	We note your disclosure that you evaluated the decline in your market capitalization subsequent to your annual impairment test by applying a control premium and determined that the fair value of your reporting unit was not less than book value during fiscal 2012. Please tell us your consideration of providing the following disclosures:

•	the percentage by which fair value exceeded carrying value at the date of your evaluation;

•	the control premium applied to your market capitalization to determine fair value;

•	a more detailed description of the methods and key assumptions used in your annual impairment test and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions used in your annual impairment test; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

COMPANY RESPONSE:

The Company performed its annual goodwill impairment test on January 26, 2012. At our annual testing date, our market capitalization was less than our book value. In accordance with Accounting Standards Codification (“ASC”) 350-20-35-5, the fair value of the Company’s one reporting unit was determined considering the guidance in ASC 350-20-35-22 to ASC 350-20-35-24.

To calculate the fair value of our reporting unit in our annual goodwill impairment test, we utilized the guideline public company method (a market approach) and the discounted cash flow method (an income approach). Fair value is determined by averaging the resulting fair values calculated under these two methods.

Ms. Mara Ransom

March 15, 2013

The guideline public company method relies on valuation multiples derived from stock prices, financial results and enterprise values that are comparable to the Company. The derived valuation multiples are then applied to our reporting unit’s earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted for nonrecurring and extraordinary items, and earnings before interest and income taxes (EBIT) to develop an estimate of the fair value of our reporting unit.

The discounted cash flow method relies upon estimating a company’s future cash flows, and then discounting those future cash flows by the desired rate of return in order to determine present value. To arrive at the cash flow projections used in the Company’s discounted cash flow models, we use internal models to estimate the expected results for the next five years. The key assumptions used in our discounted cash flow models to determine fair value are discount rates, annual revenue growth rates, average operating margin and terminal value capitalization rate.

In determining our fair value, the Company includes a control premium, or value obtained from acquiring a controlling interest in an entity. The Company utilized a 20% control premium during our annual testing using a market based approach, which was based on observable market data and a review of selected transactions of companies that operate in our industry. The 20% control premium, while reasonably based on observable market data and selected transactions, is uncertain and can fluctuate from time to time as market dynamics change. In addition, while we believe that all assumptions utilized in our testing were appropriate, they may not reflect actual outcomes that could occur. As a result, the Company has not disclosed, and does not expect to disclose, the actual control premium used in determining fair value.

The Company also reconciles the fair value of our reporting unit with our market capitalization to determine if it is reasonable compared to the external market indicators. If our reconciliation indicates a significant difference between our external market capitalization and the fair value of our reporting unit, we review and adjust, if appropriate, our weighted-average cost of capital and consider if the implied control premium is reasonable in light of current market conditions.

As a result of completing step one of the goodwill impairment test, the Company determined that our fair value exceeded book value by a significant amount and concluded there was no impairment of goodwill at our annual testing date. The Company did not disclose the percentage by which fair value exceeded carrying value because the percentage was substantial; however, the Company disclosed that the excess that fair value exceeded book value was significant. In the future, if the percentage is less significant and we are at greater risk of fair value not exceeding carrying value, we will consider disclosing the actual percentage.

Subsequent to the date of our annual impairment test, the Company’s market capitalization fluctuated. Generally, our market capitalization increased during the third quarter and decreased during the fourth quarter of fiscal 2012. We evaluated this change in circumstance

Ms. Mara Ransom

March 15, 2013

to determine if an impairment indicator had occurred. At no point did our market capitalization decrease to a point significantly below our market capitalization at the annual testing date. As part of our evaluation, we also compared our market capitalization, plus a 20% control premium used at the time of our annual impairment test, to our book value for all periods subsequent to our annual impairment test. We considered a 20% control premium to be reasonable since there were no substantial changes in economic conditions, our industry or the Company since the annual impairment testing date. Based on this evaluation, we concluded that the decline in our market capitalization was not significant and sustained. We also considered whether this decline was indicative of other qualitative factors that might be an indicator of impairment, including among other things, a significant decline in our expected future cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition and slower growth rates. Considering all the facts and circumstances, we concluded that there were no indicators of impairment subsequent to our annual testing date.

We did not conclude on a point estimate for fair value of our reporting unit subsequent to the date of our annual impairment test because we did not perform a step one test for goodwill impairment as there were no indicators of impairment. Therefore, we did not disclose the percentage by which fair value exceeded carrying value at any date subsequent to the date of our annual impairment test because that amount is unknown. We did disclose that our fair value, including a reasonable control premium, was not less than our book value during fiscal 2012. This statement is consistent with the results of our annual impairment test and our subsequent evaluation where we concluded there were no impairment indicators subsequent to our annual impairment test.

While we believe that all assumptions utilized in our testing were appropriate, they may not reflect actual outcomes that could occur. Specific factors that could negatively impact the assumptions used include the following: a change in the control premiums being realized in the market or a meaningful change in the number of mergers and acquisitions occurring; the amount of expense savings that may be realized in an acquisition scenario; significant fluctuations in our asset/liability balances or the composition of our balance sheet; a change in the overall valuation of the stock market, specifically stocks of companies in our industry; performance of our company; and our company’s performance relative to peers. Changing these assumptions, or any other key assumptions, could have a material impact on the amount of goodwill impairment, if any.

Ms. Mara Ransom

March 15, 2013

Based upon the Staff’s comment, the Company will enhance disclosures in future filings, beginning with Form 10-Q for the fiscal quarter ended March 28, 2013, to include a detailed description of the key assumptions used, how they were determined, the uncertainty associated with the assumptions and potential events or circumstances that could affect the key assumptions used in our annual impairment testing. The revised disclosure, based on assumptions and factors at our January 26, 2012 annual testing date, would read substantially as follows (added sentences underlined):

Goodwill. We test goodwill for possible impairment in the second quarter of each fiscal year and more frequently if impairment indicators arise. An impairment indicator represents an event or change in circumstances that would more likely than not reduce the fair value of the reporting unit below its carrying amount. A significant amount of judgment is involved in determining if an indicator of goodwill impairment has occurred. Management monitors events and changes in circumstances in between annual testing dates to determine if such events or changes in circumstances are impairment indicators. Such indicators may include the following, among others: a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of our goodwill and could have a material impact on our consolidated financial statements.

We conducted our annual impairment testing of goodwill in the second quarter of fiscal 2012. Our market capitalization was less than our book value at our annual testing date, therefore, we determined our fair value by utilizing the guideline public company method (a market approach) and the discounted cash flow method (an income approach). Fair value is determined by averaging the resulting fair values calculated under these two methods.

The guideline public company method relies on valuation multiples derived from stock prices, financial results and enterprise values of publicly traded companies that are comparable to us. The derived valuation multiples are then applied to our reporting unit’s earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted for nonrecurring and extraordinary items, and earnings before interest and income taxes (EBIT) to develop an estimate of the fair value of our reporting unit’s enterprise value. A significant amount of judgment is involved in selecting companies with similar characteristics and determining appropriate risk-adjusted multiples. If different assumptions are used, impairment testing could yield different results and an impairment of goodwill may need to be recorded.

The discounted cash flow method relies upon a company’s estimated future cash flows, discounted by the desired rate of return in order to determine present value. To arrive at the cash flow projections used in our discounted cash flow models, we use internal models to estimate the expected results for the next five years. The key assumptions used in our discounted cash flow models to determine fair value are discount rates, annual revenue growth rates, average operating margin and terminal value capitalization rate. Our expected results used in the cash flow projections of the discounted cash flow method are based on strategic plans, which are management’s best estimates based on current and forecasted market conditions. There can be no assurance that operations will achieve the future cash flows reflected in the projections. If different assumptions are used in these plans, the related discounted cash flows used in measuring impairment could yield different results, and an impairment of goodwill may need to be recorded.

Ms. Mara Ransom

March 15, 2013

Changes in assumptions or estimates used in our goodwill impairment testing could materially affect the determination of our fair value and therefore could eliminate the excess of fair value over carrying value and, in some cases, could result in impairment. Such changes in assumptions could be caused by changes in the convenience store industry, increased competition, economic conditions, consumer spending and state and federal regulations. These changes could result in declining revenue over the long-term and could significantly affect the fair value assessment of our reporting unit and cause our goodwill to become impaired.

In determining our fair value under the guideline public company method, we include a control premium, or value obtained from acquiring a controlling interest in an entity. We utilized a control premium during our annual testing which was derived from a market based approach. The control premium was based on observable market data and a review of selected transactions of companies that operate in our industry. The Company also reconciles the fair value of our reporting unit with our market capitalization to determine if it is reasonable compared to the external market indicators. If our reconciliation indicates a significant difference between our external market capitalization and the fair value of our reporting unit, we review and adjust, if appropriate, our weighted-average cost of capital and consider if the implied control premium is reasonable in light of current market conditions.

We determined in step one of the goodwill impairment test that fair value exceeded book value by a significant amount. The determination of a reasonable control premium requires management to make significant estimates and judgments regarding comparable acquisitions and capital raising transactions. A 10% change in the assumed control premium would not have impacted our conclusion with respect to our annual goodwill impairment test.

Subsequent to the date of our annual impairment test, our market capitalization fluctuated. Generally, our market capitalization increased during the third quarter and decreased during the fourth quarter of fiscal 2012. We evaluated this change in circumstance to determine if an impairment indicator had occurred. At no point, did our market capitalization decrease to a point significantly below our market capitalization at the annual testing date. As part of our evaluation, we also compared our market capitalization plus a control premium to our book value for all periods subsequent to our annual impairment test. This control premium was consistent with the control premium utilized at the annual impairment testing date as there were no substantial changes in economic conditions, our industry or the Company since the annual impairment testing date. Our fair market value, including a reasonable control premium, was not less than our book value during fiscal 2012.

The goodwill impairment test is a two-step process. If we determine in the first step of our impairment test that the fair value of our reporting unit exceeds book value, then our goodwill is not impaired and the second step is not required. If we determine that the book value of our reporting unit is greater than fair value, then we complete the second step of the goodwill impairment test. The second step compares the implied fair value of our goodwill with its carrying amount. The implied fair value of our goodwill is determined in the same manner as the

Ms. Mara Ransom

March 15, 2013

amount of goodwill that would be recognized in a business combination. Therefore, we are required to allocate our fair value to all of our assets and liabilities (including any unrecognized intangible assets such as the Kangaroo Express® brand) as if we had been acquired in a business combination for a price equal to our fair value. The excess of our fair value over the amounts assigned to our assets and liabilities is the implied fair value of our goodwill. If the implied fair value of our goodwill exceeds the carrying value of our goodwill, there is no impairment. If the carrying value of our goodwill exceeds the implied fair value of our goodwill, we must record an impairment charge to reduce the carrying value of our goodwill to its implied fair value. The fair value of our assets and liabilities is affected by market conditions; thus volatility in prices could have a material impact on the determination of the implied fair value of our goodwill at the impairment test date. The impairment evaluation process requires management to make estimates and assumptions with regard to fair value. While we believe that all assumptions utilized in our testing were appropriate, they may not reflect actual outcomes that could occur. Specific factors that could negatively impact the assumptions used include the following: a change in the control premiums being realized in the market or a meaningful change in the number of mergers and acquisitions occurring; the amount of expense savings that may be realized in an acquisition scenario; significant fluctuations in our asset/liability balances or the composition of our balance sheet; a change in the overall valuation of the stock market, specifically stocks of companies in our industry; performance of our company; and our company’s performance relative to peers. Changing these assumptions, or any other key assumptions, could have a material impact on the amount of goodwill impairment, if any, which could have a material impact on our consolidated financial statements.

Contractual Obligations and Commitments, page 37

Contractual Obligations, Page 37

11.	Reference is made to footnote (4) of the table which states that the operating lease payments included in the table do not include amounts for insurance, taxes and common area maintenance. Please tell us your consideration of also providing a context for the reader to understand the impact of such costs on your total operating lease obligations. See Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Ms. Mara Ransom

March 15, 2013

COMPANY RESPONSE:

Based upon the Staff’s comment, the Company will disclose in future filings, beginning with Form 10-K for the fiscal year ended September 26, 2013, the impact of insurance, taxes and common area maintenance on our operating lease obligations. The revised footnote (4) of the contractual obligations table will read substantially as follows:

Some of our retail store leases require percentage rentals on sales and contain escalation clauses. The minimum future operating lease payments shown above do not include contingent rental expenses, which have historically been insignificant. Total expenses related to insurance, taxes and common area maintenance were approximately $12.9 million in fiscal 2012. Future lease payments do not include amounts for insurance, taxes and common area maintenance as these costs vary year by year and are based almost entirely on actual amounts incurred. Some lease agreements provide us with an option to renew. Our future operating lease obligations will change if we exercise these renewal options and if we enter into additional operating lease agreements.

Item 8. Consolidated Financial Statements and Supplementary Data, page 44

Notes to Consolidated Financial Statements, page 49

Note 7 – Debt, page 59

12.	We note your disclosure in the third paragraph on page 23 that the payment of cash dividends is prohibited under restrictions contained in your senior credit facility. Please tell us your consideration of disclosing this fact in your discussion of the credit facility and describing the pertinent provisions related to the payment of dividends contained in the credit facility. Refer to Rule 4-08(e)(1) of Regulation S-K.

COMPANY RESPONSE:

Rule 4-08(e)(1) of Regulation S-X requires that we describe the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. The Company disclosed the restriction of dividend payments contained in the credit facility because it is a third-party contractual restriction that could prevent the Company from paying dividends. The Company has historically not paid dividends and Part II, Item 5 in our Annual Report on Form 10-K discloses that we do not expect to pay cash dividends on our common stock for the foreseeable future. Notwithstanding that the possibility of paying dividends is remote, going forward, we will expand our description of the dividend restriction contained in the Company’s credit facility.

Based upon the Staff’s comment, the Company will disclose in future filings, beginning with Form 10-Q for the fiscal quarter ended March 28, 2013, the most significant restrictions on our ability to pay dividends. The Company will revise our restrictive covenant disclosure, in the debt footnote contained in our notes to consolidated financial statements, which would read substantially as follows (added sentences underlined):

Our credit facility is secured by substantially all of our assets and is required to be fully and unconditionally guaranteed by any material, direct and indirect, domestic subsidiaries (of

Ms. Mara Ransom

March 15, 2013

which we currently have none). Our credit facility contains customary affirmative and negative covenants for financings of its type, including the following financial covenants: maximum total adjusted leverage ratio and minimum interest coverage ratio (as defined in our new credit agreement). Additionally, our new credit facility contains restrictive covenants regarding our ability to incur indebtedness, make capital expenditures, enter into mergers, acquisitions, and joint ventures, pay dividends or change our line of business, among other things. If we are able to satisfy a leverage ratio incurrence test and no default under our credit facility is continuing or would result therefrom, we are permitted under the credit facility to pay dividends in an aggregate amount not to exceed $35.0 million per fiscal year, plus the sum of (i) any unused amount from preceding years beginning with fiscal year 2012 and (ii) the amount of excess cash flow, if any, not required to be utilized to prepay outstanding amounts under our credit facility for the previous fiscal year. As of September 27, 2012, we were in compliance with all covenants and restrictions.

Signatures, page 90

13.	The second signature block does not indicate the report was signed by your principal accounting officer. Please note that general instruction D(2)(a) and (b) of Form 10-K required that the report must be signed on behalf of the registrant by its principal executive officer, principal financial officer, principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions and that any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Please revise or advise.

COMPANY RESPONSE:

General Instruction D(2)(a) of Form 10-K states the report must be signed by the registrant, and on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions. Mr. Epley signed the Annual Report on Form 10-K for the fiscal year ended September 27, 2012 as both the Principal Financial Officer and Controller in compliance with that instruction, although the reference to Controller was included in his title rather than in a clear indication of the capacities in which he was signing. Based on the Staff’s comment, the Company will ensure in future filings that the capacities in which individuals are signing are clearly indicated on the signature page of all periodic reports.

Ms. Mara Ransom

March 15, 2013

As requested in your February 21, 2013 letter, with respect to the Registration Statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, with respect to the Form 10-K, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact our legal counsel, Jason L. Martinez at (919) 821-6675 or Carl N. Patterson at (919) 821-6647.

Very truly yours,

/s/ Dennis G. Hatchell
Dennis G. Hatchell
President and Chief Executive Officer